

Dope Coffee Company, LLC

FINANCIAL STATEMENTS
REPORT YEAR ENDED
DECEMBER 31, 2019

www.realdope.coffee

(Unaudited)

Prepared by Michael Loyd, Chief Executive Officer

Table Of Contents

FINANCIAL STATEMENTS:

2019 Executive Summary

Dope Coffee Company is an organized corporation currently existing under the laws of the State of Georgia. The founder, owner, and Chief Executive Officer of Dope Coffee Company LLC is Michael Loyd; Michael's previous experience brings industry expertise, judgment, and leadership to our team.

Dope Coffee Company LLC was established in 2019 and has since committed itself to specialize in providing high-quality retail coffee products for our market that identifies with urban coffee drinking.

In 2019, Dope Coffee Company LLC is proud to have established new headquarters at Team RWB Firebase in Midtown Atlanta Ga. We also successfully completed The Guilds Community Wealth Building Business Accelerator in addition to the 19B Bunker Labs / We Work Veteran In Residence Cohort. We also won our first pitch competition put on by Populus Group and was awarded $7,500. These accomplishments lead to the establishment of our headquarters & fulfillment center in Midtown Atlanta, Ga.

In the following year-end report, you will find an annual financial report (complete with a profit and loss statement) to provide insight into Dope Coffee Company LLC's current financial position. It is our hope that upon reading this report, you will gain a better understanding of our business's directions, and whether we will continue with all current initiatives, undergo modifications, or terminate and/or replace any of them, based on the financial models contained herein.

FINANCIAL STATEMENTS

Balance Sheet

Dope Coffee Company LLC

As of Dec 31, 2019

ACCOUNTS	Dec 31, 2019
Assets	
Cash and Bank	
Checking Account	$10,714.84
Dope Coffee Paypal	-$41.28
Total Cash and Bank	**$10,673.56**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Coffee Equipment	$20,782.68
Total Long-term Assets	**$20,782.68**
Total Assets	**$31,456.24**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Convertible Notes	$24,000.00
Interest Payable	$908.00
Total Long-term Liabilities	**$24,908.00**
Total Liabilities	**$24,908.00**

Equity	
Owner Investment / Drawings	$19,190.00
Retained Earnings	
Profit between Jan 1, 2019 and Dec 31, 2019	-$12,207.42
Owner's Equity	-$434.34
Total Retained Earnings	**-$12,641.76**
Total Equity	**$6,548.24**

Profit and Loss

Dope Coffee Company LLC

Date Range: Jan 01, 2019 to Dec 31, 2019

ACCOUNTS	Jan 01, 2019 to Dec 31, 2019
Income	
Sales	$5,978.97
Total Income	**$5,978.97**
Cost of Goods Sold	
Coffee Purchases	$343.53
Freight & Shipping Costs	$12.53
Purchases – Parts & Materials	$5,419.22
Total Cost of Goods Sold	**$5,775.28**
Gross Profit	**$203.69**
As a percentage of Total Income	3.41%
Operating Expenses	
Advertising & Promotion	$183.35
Bank Service Charges	$224.28
Building Material	$1,762.77
Computer – Hardware	$599.98
Computer – Software	$1,050.69
Furniture, Props, Staging	$483.09
Marketing	$1,432.53
Meals and Entertainment	$330.29

Operating Expenses

Office Supplies	$1,194.58
Payroll – Employee Benefits	$849.00
Payroll – Salary & Wages	$513.00
Postage & Delivery	$90.79
Professional Fees	$762.76
Rent Expense	$159.00
Repairs & Maintenance	$115.84
Shopify Store Fees	$1,516.02
Storage & Facilities	$902.21
Travel Expense	$169.11
Vehicle – Repairs & Maintenance	$71.82
Total Operating Expenses	**$12,411.11**

Net Profit	**-$12,207.42**
As a percentage of Total Income	**-204.17%**

Cash Flow

Dope Coffee Company LLC

Date Range: Jan 01, 2019 to Dec 31, 2019

CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Dec 31, 2019
Operating Activities	
Sales	
Sales	$5,978.97
Total Sales	**$5,978.97**
Purchases	
Advertising & Promotion	-$183.35
Bank Service Charges	-$224.28
Building Material	-$1,762.77
Computer – Hardware	-$599.98
Computer – Software	-$1,050.69
Furniture, Props, Staging	-$483.09
Marketing	-$1,432.53
Meals and Entertainment	-$330.29
Office Supplies	-$1,194.58
Postage & Delivery	-$90.79
Professional Fees	-$762.76
Rent Expense	-$159.00
Repairs & Maintenance	-$115.84
Shopify Store Fees	-$1,516.02
Storage & Facilities	-$902.21
Travel Expense	-$169.11
Vehicle – Repairs & Maintenance	-$71.82

CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Dec 31, 2019
Coffee Purchases	-$343.53
Freight & Shipping Costs	-$12.53
Purchases – Parts & Materials	-$5,419.22
Total Purchases	**-$16,824.39**
Inventory	
Total Inventory	**$0.00**
Payroll	
Payroll – Employee Benefits	-$849.00
Payroll – Salary & Wages	-$513.00
Total Payroll	**-$1,362.00**
Sales Taxes	
Total Sales Taxes	**$0.00**
Other	
Total Other	**$0.00**
Net Cash from Operating Activities	**-$12,207.42**

Investing Activities	
Property, Plant, Equipment	
Coffee Equipment	-$1,592.68
Total Property, Plant, Equipment	**-$1,592.68**
Other	
Total Other	**$0.00**
Net Cash from Investing Activities	**-$1,592.68**

Financing Activities	
Loans and Lines of Credit	
Total Loans and Lines of Credit	**$0.00**
Owners and Shareholders	
Owner's Equity	$200.00
Owner's Equity	-$634.34
Total Owners and Shareholders	**-$434.34**
Other	
Convertible Notes	$24,000.00
Total Other	**$24,000.00**
Net Cash from Financing Activities	**$23,565.66**

OVERVIEW

Starting Balance	
Checking Account	$0.00
Dope Coffee Paypal	$0.00
Total Starting Balance	**$0.00** **As of 2019-01-01**
Cash Inflow	$30,444.30
Cash Outflow	$20,678.74
Net Cash Change	**$9,765.56**
Ending Balance	
Checking Account	$9,806.84
Dope Coffee Paypal	-$41.28
Total Ending Balance	**$9,765.56** **As of 2019-12-31**

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2019

NOTE 1: NATURE OF ACTIVITIES

Dope Coffee Company, LLC (“we”, “the Company”, or “Dope Coffee”), was formed on March 27, 2019 headquartered in Decatur, Georgia, under the provisions and laws of the State of Georgia. Dope Coffee is committed to providing high-quality retail coffee products for the consumer market that identifies with urban coffee drinking. We produce coffee-based consumer packaged goods and other coffee-related products and sell them through our e-commerce platform and wholesale-retail operations.

Since inception, the Company’s activities have included product and business development, capital raising efforts, and operational expansion. As the Company commences full-scale operations, it is likely to incur significant additional expenses as it expands. The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting Presentation

Dope Coffee prepares its financial statements in accordance with accounting principles generally accepted in the United States, which involves the application of accrual accounting: consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. All adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is December 31.

Cash and Cash Equivalents

All highly liquid debt instruments with a maturity of one year or less are considered to be cash equivalents. At December 31, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts which are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2019, the cash balance was $9,766.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Long-term assets

Long-term assets purchased by Dope Coffee are recorded at cost at time of purchase. Dope Coffee currently holds assets such as computer equipment, mobile food trailer, coffee brewing equipment, coffee grinding equipment, a commercial printer, and sublimation equipment. Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets, ranging from three to eight years. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. The Company reviews the recoverability of all

long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary as of December 31, 2019.

As of December 31, 2019, Long-term assets composed of the following:

Description	Useful Life (in years)	Original Cost	Accumulated Depreciation	Net Book Value
Coffee Production Equipment	5 - 8	5,750	(592)	5,158
Trailer	5	4,000	(600)	3,400
Computers	3	2,000	(500)	1,500
Other Equipment	5	2,925	(439)	2,486
Total		14,675	(2,131)	12,544

Depreciation expense for the year ended December 31, 2019 was $2,131.

Revenue Recognition

The Company recognizes revenue when ordered items are processed and, concurrently, customer credit cards are charged. Delivery fees from customers are recorded separately. All fees are fixed according to the terms of the service agreement on the Company's web page.

Organizational Costs & Advertising Costs

Organizational costs, including legal fees, are expensed as incurred. Organizational costs charged to operations totaled $1,115 for the period from March 27, 2019 (inception) through December 31, 2019.

The Company's advertising costs are expensed as incurred. From March 27th, 2019 to December 31, 2019, the Company recognized $1,616 in advertising, marketing, and promotional costs.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable.

NOTE 3: NOTES PAYABLE

In 2019, in order to obtain additional capital resources for the expansion of its operations, Dope Coffee issued and sold convertible promissory notes in the amount of $24,000, accruing interest at 10% per annum until its maturity date after 2 years from issuance. These notes are convertible into preferred equity units at the option of the holder if, prior to the repayment of the Notes, the Company issues preferred equity securities constituting at least 10% of its outstanding equity upon the closing of a conversion event as described in the note. Dope Coffee intends for this conversion event to coincide with a future Series A round financing. Currently, the Company has accrued $908 in interest payable related to these Notes as of December 31, 2019.

NOTE 4: MEMBERS' EQUITY CAPITAL

The Company has an unlimited life and will continue perpetually, unless dissolved in accordance with its partnership agreement. Ownership of the Company is reflected in membership interests (or "shares"), and the Company initially has 100 total shares authorized for distribution. These shares are solely for the purpose of recording the proportional ownership of the Company, are non-transferable in any fashion, and do not constitute securities of any kind. The Company will be managed by the members, and a majority vote may take any action on behalf of the Company.

83.1 shares were issued to founding members during the period from March 27, 2019 (inception) through December 31, 2019, in exchange for cash and other assets valued at $19,190. As of December 31, 2019, 16.9 shares remained outstanding.

Transaction	Amount
Initial Contribution - Funds, Equipment	$19,190
Net Loss	(12,642)
Total Equity Capital	$6,548

NOTE 5: EVALUATION OF SUBSEQUENT EVENTS

The management of Dope Coffee have reviewed the results of operations for the period of time from its year-end December 31, 2019, through March 11, 2020, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.